August 4, 2005
Kevin Stertzel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 7010
Washington, D.C. 20549-0405

Re:	Apco Argentina Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed on March 14, 2005
Commission file number 0-8933
Dear Mr. Stertzel:
On behalf of Apco Argentina Inc. (“Apco”), a Cayman Islands corporation, set forth below is our response to the comment by the staff of the Division of Corporation Finance received by letter dated July 27, 2005:
In accordance with paragraph 18 of SFAS 19, it is Apco’s policy that all geological and geophysical costs are charged to expense as incurred. Costs associated with the acquiring and evaluating three dimensional (“3-D”) seismic information are considered geophysical costs and, as such, have also been expensed for all periods presented. Apco expensed $0, $1.2 million, and $746 thousand in the years 2002, 2003 and 2004, respectively, for 3-D seismic data costs.
Because the amounts were expensed in accordance with SFAS 19 and are not material to Apco’s net income for the periods presented, we propose to add clarification in future filings, beginning with the Form 10-Q for the second quarter 2005, related to Apco’s accounting policy regarding the cost of acquiring and evaluating 3-D seismic information. We also propose that we would not amend our 2004 Form 10-K for the same reason.
Apco acknowledges we are responsible for the adequacy and accuracy of this disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the attached response, please contact me at (918) 573-1616 or Thomas Bueno at (918) 573-2164.

Sincerely,
/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer